# SEC Schedule 13G/A (Amendment No. 40) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WATTS WATER TECHNOLOGIES INC, CIK 0000795403
CUSIP: 942749102
Title of class of securities: Class A Common Stock, par value $.10 per share
Address of issuer's principal executive offices: 815 CHESTNUT ST, North Andover, Massachusetts (MA), 01845
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001235976

## Reporting persons
- Timothy P. Horne: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 5,933,290; shared voting power 0; sole dispositive power 971,600; shared dispositive power 4,961,690; aggregate amount beneficially owned 5,933,290 (17.8% of the class)
- Daniel W. Horne: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,666,970; aggregate amount beneficially owned 1,666,970 (5.7% of the class)
- Deborah Horne: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,666,970; aggregate amount beneficially owned 1,666,970 (5.7% of the class)
- Peter W. Horne: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 34,760; shared voting power 0; sole dispositive power 34,760; shared dispositive power 1,495,010; aggregate amount beneficially owned 1,529,770 (5.3% of the class)
- Walter J. Flowers: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,799,710; aggregate amount beneficially owned 1,799,710 (6.2% of the class)

## Item 1. Issuer
Name of issuer: WATTS WATER TECHNOLOGIES INC
Address of issuer's principal executive offices: 815 Chestnut Street, North Andover, MA, 01845

## Item 2. Person Filing
Name of person filing:
Timothy P. Horne

Daniel W. Horne

Deborah Horne

Peter W. Horne

Walter J. Flowers
Address of principal business office or, if none, residence:
c/o Watts Water Technologies, Inc.

815 Chestnut Street

North Andover, MA 01845
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Timothy P. Horne is deemed the beneficial owner of 5,933,290 shares of Class A Common Stock of the Issuer. As noted below, all of Timothy P. Horne's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer, which is convertible into Class A Common Stock on a share for share basis.

Includes (i) 950,000 shares of Class B Common Stock held by a revocable trust for the benefit of Timothy P. Horne, for which Timothy P. Horne serves as sole trustee, (ii) 1,666,970 shares of Class B Common Stock held by a revocable trust for the benefit of Daniel W. Horne, Timothy P. Horne's brother, for which Daniel W. Horne and Walter J. Flowers, a partner in the law firm of Flowers and Manning, LLP, serve as co-trustees, (iii) 1,666,970 shares of Class B Common Stock held by a revocable trust for the benefit of Deborah Horne, Timothy P. Horne's sister, for which Timothy P. Horne serves as sole trustee, which trust is revocable with the consent of the trustee, (iv) 1,495,010 shares of Class B Common Stock held by a revocable trust for the benefit of Peter W. Horne, Timothy P. Horne's brother, for which Peter W. Horne serves as sole trustee, (v) 21,600 shares of Class B Common Stock held for the benefit of Tiffany Horne Noonan (Timothy P. Horne's daughter) under an irrevocable trust for which Timothy P. Horne serves as trustee, (vi) 113,924 shares of Class B Common Stock held by a revocable trust for the benefit of Tiffany Horne Noonan, for which Walter J. Flowers serves as trustee, (vii) 6,447 shares of Class B Common Stock held by a trust for the benefit of Kiera R. Noonan, for which Joseph T. Noonan and Walter J. Flowers serve as co-trustees, (viii) 6,447 shares of Class B Common Stock held by a trust for the benefit of Tessa R. Noonan, for which Joseph T. Noonan and Walter J. Flowers serve as co-trustees, and (ix) 5,922 shares of Class B Common Stock held by a trust for the benefit of Liv R. Noonan, for which Joseph T. Noonan and Walter J. Flowers serve as co-trustees. The shares of Class B Common Stock (5,933,290 shares of Class B Common Stock in the aggregate) are subject to The Amended and Restated George B. Horne Voting Trust Agreement 1997 ("1997 Voting Trust") for which Timothy P. Horne serves as trustee. (See Exhibit 2 for a description of the 1997 Voting Trust).

Daniel W. Horne is deemed the beneficial owner of 1,666,970 shares of Class A Common Stock of the Issuer. As noted below, all of Daniel W. Horne's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share for share basis.

Daniel W. Horne's beneficial ownership consists of 1,666,970 shares of Class B Common Stock held in a revocable trust for which Daniel W. Horne and Walter J. Flowers serve as co-trustees, all of which are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee. (See Exhibit 2 for a description of the 1997 Voting Trust).

Deborah Horne is deemed the beneficial owner of 1,666,970 shares of Class A Common Stock of the Issuer. As noted below, all of Deborah Horne's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer, which is convertible into Class A Common Stock on a share for share basis.

Deborah Horne's beneficial ownership consists of 1,666,970 shares of Class B Common Stock held in a revocable trust for which Timothy P. Horne serves as the sole trustee, all of which are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee. (See Exhibit 2 for a description of the 1997 Voting Trust).

Peter W. Horne is deemed the beneficial owner of 1,529,770 shares of Class A Common Stock of the Issuer. As noted below, substantially all of Peter W. Horne's beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share for share basis

Peter W. Horne's beneficial ownership consists of (i) 1,515,010 shares of Class B Common Stock held in a revocable trust for which Peter W. Horne serves as the sole trustee, and (ii) 14,760 shares of Class A Common Stock. 1,495,010 shares of Class B Common Stock described in clause (i) above are subject to the 1997 Voting Trust for which Timothy P. Horne serves as trustee. (See Exhibit 2 for a description of the 1997 Voting Trust).

Walter J. Flowers is deemed the beneficial owner of 1,799,710 shares of Class A Common Stock of the Issuer. As noted below, all of Mr. Flowers' beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share for share basis.

Mr. Flowers' beneficial ownership consists of (i) 1,666,970 shares of Class B Common Stock held in a revocable trust for the benefit of Daniel W. Horne for which Daniel W. Horne and Mr. Flowers serve as co-trustees, (ii) 113,924 shares of Class B Common Stock held in a revocable trust for the benefit of Tiffany Horne Noonan for which Mr. Flowers serves as the sole trustee, (iii) 6,447 shares of Class B Common Stock held by a trust for the benefit of Kiera R. Noonan, for which Joseph T. Noonan and Walter J. Flowers serve as co-trustees, (iv) 6,447 shares of Class B Common Stock held by a trust for the benefit of Tessa R. Noonan, for which Joseph T. Noonan and Walter J. Flowers serve as co-trustees, and (v) 5,922 shares of Class B Common Stock held by a trust for the benefit of Liv R. Noonan, for which Joseph T. Noonan and Walter J. Flowers serve as co-trustees. All of the shares of Class B Common Stock (1,799,710 in the aggregate) are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee. (See Exhibit 2 for a description of the 1997 Voting Trust). Mr. Flowers disclaims beneficial ownership of all such shares.
Percent of class:
Timothy P. Horne

17.8% equity percentage

68.3% voting percentage

Daniel W. Horne

5.7% equity percentage

0.0% voting percentage

Deborah Horne

5.7% equity percentage

0.0% voting percentage

Peter W. Horne

5.3% equity percentage

0.2% voting percentage

Walter J. Flowers

6.2% equity percentage

0.0% voting percentage
Sole power to vote or to direct the vote:
Timothy P. Horne 5,933,290

Daniel W. Horne 0

Deborah Horne 0

Peter W. Horne 34,760

Walter J. Flowers 0
Shared power to vote or to direct the vote:
Timothy P. Horne 0

Daniel W. Horne 0

Deborah Horne 0

Peter W. Horne 0

Walter J. Flowers 0
Sole power to dispose or to direct the disposition:
Timothy P. Horne 971,600

Daniel W. Horne 0

Deborah Horne 0

Peter W. Horne 34,760

Walter J. Flowers 0
Shared power to dispose or to direct the disposition:
Timothy P. Horne 4,961,690

Daniel W. Horne 1,666,970

Deborah Horne 1,666,970

Peter W. Horne 1,495,010

Walter J. Flowers 1,799,710

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
A group has filed this Schedule 13G pursuant to Rule 13d-1(d). The members of the group are:

Timothy P. Horne

Daniel W. Horne

Deborah Horne

Peter W. Horne

Walter J. Flowers

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
INDEX OF EXHIBITS

1. Amended and Restated Stock Restriction Agreement

2. The Amended and Restated George B. Horne Voting Trust Agreement - 1997

3. Agreement Regarding Joint Filing

## Signatures
- Timothy P. Horne: /s/ Timothy P. Horne, Timothy P. Horne (01/29/2025)
- Daniel W. Horne: /s/ Timothy P. Horne*, Daniel W. Horne (01/29/2025)
- Deborah Horne: /s/ Timothy P. Horne*, Deborah Horne (01/29/2025)
- Peter W. Horne: /s/ Timothy P. Horne*, Peter W. Horne (01/29/2025)
- Walter J. Flowers: /s/ Walter J. Flowers, Walter J. Flowers (01/29/2025)
Comment: *By Timothy P. Horne, Attorney in Fact pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 12, 1992, which Powers of Attorney are hereby incorporated herein by reference.